EXHIBIT 99.3
Resolution of the Board of Directors regarding the Dividends Payment

1. Cash Dividends per Share of Common Stock		6,000
2. Dividend Payout Ratio(%)		2.90
3. Record Date		December 31 , 2005
4. Proposed Dividend Payment Date		March 03 , 2006
5. Details	2005	2004
1) Annual Dividend per Share(KRW)	8,000	8,000
- Year-End Dividend(KRW)	6,000	6,500
- Interim Dividend(KRW)	2,000	1,500
2) Dividend Ratio to Market Value(%) including Interim Dividend	3.87	4.16
3) Total Annual Dividend(KRW)	638,445,554,000	644,335,733,500
4) Net Income(KRW)	4,012,932,261,385	3,826,015,648,458
6. Proposed General Meeting Date	February 24, 2006
7. Date of Board Resolution	January 12, 2006

*	Share price of KRW 206,800 is used to calculate (the above) payout ratio.
-	Share price of KRW 206,800 is the arithmetic mean of the closing prices for the past one week to two trading days before register of shareholder’ closure (Dec.21~Dec.27 2005)